Investment Advisory Agreement Amendment

The Investment Advisory Agreement by and between Sentinel Variable Products Trust and National Life
Investment Management Company, Inc., now known as Sentinel Asset Management, Inc., dated November
1, 2000 (“Agreement”) is hereby amended as of November 18, 2008 to delete Paragraph 3 “Compensation of Advisors” and replace it with the following:

“3. Compensation of Advisor

As compensation in full for services rendered under this Agreement, the Trust will pay to
Advisor a monthly fee determined as follows:

Fund Common Stock	Fee 0.50% per annum on the first $200 million of the Fund’s average daily net assets; 0.45% per annum on the next $300 million of such assets; and 0.40% of such assets over $500 million

Mid Cap Growth	0.50% per annum on the first $200 million of the Fund’s average daily net assets; 0.45% per annum on the next $300 million of such assets; and 0.40% of such assets over $500 million

Small Company	0.50% per annum on the first $200 million of the Fund’s average daily net assets; 0.45% per annum on the next $300 million of such assets; and 0.40% of such assets over $500 million

Money Market	0.25% of the Fund’s average daily net assets

The amounts payable to Advisor shall be based upon the value of the net assets as of the close of business each day, computed in accordance with the Declaration of Trust of the Trust and the then current registration statement of the Trust under the Securities Act of 1933 and the 1940 Act. Such amounts shall be paid monthly.”

The parties have executed this Amendment to the Agreement effective as of the date first set forth above.

SENTINEL VARIABLE PRODUCTS TRUST	SENTINEL ASSET	MANAGEMENT,
INC.
Signature /s/ Christian W. Thwaites	Signature /s/ Christian W. Thwaites
Name and Title CEO	Name and Title CEO